NEWS RELEASE

Corporate
MFC Industrial Ltd.
Rene Randall
1 (604) 683-8286 ex 224
rrandall@bmgmt.com

MFC ADOPTS RIGHTS PLAN

NEW YORK (November 11, 2013)… MFC Industrial Ltd. (NYSE: MIL) ("MFC" or the "Company") announces that its board of directors has adopted a shareholder rights plan (the "Plan").

The Plan is designed to encourage the fair and equal treatment of shareholders in connection with any plan to acquire effective control of the Company. Among other things, the Plan: (i) is intended to protect against unfair or coercive tactics to gain control without paying all shareholders a premium for such control, including "creeping bids" (for example, through exempt market purchases or private agreement purchases at a premium to market prices), which are inconsistent with the best interests of the Company and its shareholders; (ii) has an exception for "permitted bids", being take-over bids that treat shareholders equally and satisfy certain other fairness requirements; and (iii) will expire in 12 months unless approved by shareholders.

At the close of business on November 22, 2013, one right will be issued and will attach to each common share of MFC outstanding at that time. The rights will automatically attach to the common shares of the Company (including shares issued in the future).

Subject to the terms of the Plan and to certain exceptions provided therein, the rights will become exercisable in the event that any person, together, with any of its affiliates, associates or joint actors, acquires or announces its intention to acquire 20% or more of the Company’s shares without complying with the permitted bid provisions of the Plan and where application of the Plan is not waived by the board of directors in accordance with its terms. The permitted bid provisions prevent the dilutive effects of the Plan from operating if a take-over bid is made to all holders of common shares of the Company (other than the bidder) by way of a take-over bid circular that remains open for acceptance for a minimum of 60 days and that satisfies certain other conditions. If a take-over bid does not comply with the requirements of the Plan or where the application of the Plan is not waived in accordance with its terms, the rights holders (other than the acquiring person and its affiliates, associates and joint actors) will be entitled to purchase additional common shares of the Company at a discount to the market price. The acquiring persons will not be entitled to exercise their rights under the Plan. If a shareholder's beneficial ownership of MFC's common shares as of November 11, 2013 is at or above the 20% threshold, that shareholder's existing ownership would be grandfathered under the Plan, but the rights issued would become exercisable if such grandfathered person increases its ownership by more than 0.01%, including any acquisition of more than 0.01% of the Company's common shares made after any disposition of common shares. Certain derivative positions are also included in the calculation of beneficial ownership under the Plan.

The Plan is also intended to ensure that, in the context of any formal tender offer, the board of directors has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing transactions to emerge and to ensure that shareholders have an equal opportunity to participate in such bid. The rights will expire within 12 months, unless the Plan is ratified by shareholders of the Company by such date, in which case the rights will expire three years thereafter.

A copy of the Plan and a summary of its terms will be filed on the Canadian securities regulators' website, www.sedar.com, and on the United States Securities and Exchange Commission's website, www.sec.gov.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

Disclaimer for Forward-Looking Information

This news release contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding our future plans, including in respect of partnerships and joint ventures respecting our processing facilities and related expansion projects, implementation of current strategies and our plans for our projects and the future plans and projections of the operator of our royalty interest. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation, and the Company expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important and further information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F and our Management’s Discussion and Analysis for the year ended December 31, 2012, filed with the United States Securities and Exchange Commission and Canadian securities regulators.

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